UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2016

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒   Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 29, 2016	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

“Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.”

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

FREIGHT LOGISTICS DAILY CONNECTED TRANSACTIONS
FRAMEWORK AGREEMENT

Reference is made to the announcement dated 29 November 2016 in relation to the proposed disposal of the entire equity interest in Eastern Logistics, a wholly-owned subsidiary of the Company (the “Disposal Announcement”).

Upon completion of the Disposal, each member of the Eastern Logistics Group will become a subsidiary of CEA Holding, which is the controlling shareholder of the Company. Therefore, each member of the Eastern Logistics Group will become a connected person of the Company as defined under the Listing Rules. Hence, under the Listing Rules, both the Freight Logistics Business Support Services offered to the Eastern Logistics Group by the Group and the Cargo Terminal Business Support Services offered to the Group by the Eastern Logistics Group constitute continuing connected transactions of the Company.

On 29 November 2016, the Company and Eastern Logistics entered into the FreightLogistics Daily Connected Transactions Framework Agreement.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

1.	FREIGHT LOGISTICS DAILY CONNECTED TRANSACTIONS FRAMEWORK AGREEMENT

Reference is made to the announcement dated 29 November 2016 in relation to the proposed disposal of the entire equity interest in Eastern Logistics, a wholly-owned subsidiary of the Company (the “Disposal Announcement”). Unless otherwise defined, the capitalized terms used herein shall have the same meanings as set out in the Disposal Announcement.

Upon completion of the Disposal, each member of the Eastern Logistics Group will become a subsidiary of CEA Holding, which is the controlling shareholder of the Company. Therefore, each member of the Eastern Logistics Group will become a connected person of the Company as defined under the Listing Rules. Hence, under the Listing Rules, both the Freight Logistics Business Support Services offered to the Eastern Logistics Group by the Group and the Cargo Terminal Business Support Services offered to the Group by the Eastern Logistics Group constitute continuing connected transactions of the Company.

On 29 November 2016, the Company and Eastern Logistics entered into the Freight Logistics Daily Connected Transactions Framework Agreement.

Term

The Freight Logistics Daily Connected Transactions Framework Agreement will be effective for a term of three years, commencing from the date on which the entire equity interest in Eastern Logistics is transferred from the Company to the Purchaser pursuant to the Disposal Agreement, and ending on 31 December 2019.

Services

Pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement,

(a)	the Group will provide the following services (altogether, “Freight Logistics Business Support Services”) to the Eastern Logistics Group required for the daily operation of its freight logistics business:

(i)	aircraft maintenance and its ancillary support services;

(ii)	information technology support services;

(iii)	cleaning services;

(iv)	training services; and

(v)	other daily support services, and

(b)	the Eastern Logistics Group will provide to the Group the following services (altogether, “Cargo Terminal Business Support Services”) required for its daily business operation:

(i)	apron transfer services, cargo terminal operation services and security inspection services; and

(ii)	other daily support services.

Pricing

Pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement:

(a)	the price and/or fee scale for Freight Logistics Business Support Services which the Group offers to the Eastern Logistics Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Daily Connected Transactions Services Framework Agreement. For the Freight Logistics Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of aircraft raw materials, the support areas for aircraft materials, the cost of information technology equipment, labour cost and the specific support requirements from the Eastern Logistics Group (if any), in the following order: (1) the price charged by independent third parties at such time in the ordinary and normal course of business, for such services in the area or nearby area; or (2) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time within the territory of the PRC;

(b)	the price and/or fee scale for Cargo Terminal Business Support Services which the Eastern Logistics Group offers to the Group shall be determined with reference to the “Market Price” and as agreed after arm’s length negotiations between the parties to the Freight Logistics Daily Connected Transactions Framework Agreement. For the Cargo Terminal Business Support Services, “Market Price” refers to the price determined independently by the operators via market competition. Market price is determined taking into account the cost of raw materials, the support areas, the costs for the protection equipment, labour costs and the specific support requirements from the Company (if any), in the following order: (1) the price charged by independent third parties at such time in the ordinary and normal course of business for such services in the area or nearby area; or (2) the price charged by independent third parties at such time in the ordinary and normal course of business for such services at such time in the PRC;

(c)	both the Group and the Eastern Logistics Group shall designate their department(s) or personnel to be responsible primarily for checking the prices and terms offered by independent third parties providing similar services. In general, at least two independent third parties who provide support services will be consulted for their fee quotations and terms via email, facsimile or telephone conversation;

(d)	the price and/or fee scale for Freight Logistics Group Business Support Services which the Group offers to the Eastern Logistics Group shall be no less favourable to the Group than that offered by the Group to independent third parties for similar services in the ordinary and normal course of business;

(e)	the price and/or fee scale for Cargo Terminal Business Support Services which the Eastern Logistics Group offers to the Group shall be no less favourable to the Eastern Logistics Group than that offered by the Eastern Logistics Group to independent third parties for similar services in the ordinary and normal course of business; and

(f)	the fees in relation to the Freight Logistics Business Support Services offered by the Group to the Eastern Logistics Group and the Cargo Terminal Business Support Services offered by the Eastern Logistics Group to the Group shall be settled based on the actual provision of services and the unit price, which is determined by both parties pursuant to the aforementioned pricing principles. Upon the receipt and confirmation of the payment order and VAT special invoices from one party, the other party shall make the payment via bank transfer or via other legal means of payment within a reasonable period of time, as agreed by the parties.

The Group will designate departments or officials to be primarily responsible for checking the prices and terms offered by independent third parties for the same or similar type of services (in general, through emails, facsimile or telephone conversation with at least two independent third parties providing the support services), to ensure that the terms of the Freight Logistics Daily Connected Transactions Framework Agreement are fair and reasonable and no less favourable than to those offered by independent third parties.

Historical Amounts

The transactions were intra-group transactions within the Group prior to the completion of the Disposal.

For each of the two financial years ended 31 December 2014 and 31 December 2015 and the six months ended 30 June 2016, the historical figures for (i) the amount payable by the Eastern Logistics Group to the Group for the Freight Logistics Business Support Services were approximately RMB62,046,600, RMB81,693,300 and RMB45,483,800, respectively and (ii) the amount payable by the Group to the Eastern Logistics Group for the Cargo Terminal Business Support Services were RMB204,386,700, RMB255,600,200 and RMB123,753,700, respectively.

Proposed Annual Caps

In connection with the transactions contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement, the table below sets out the proposed annual caps of amounts payable by the Group or the Eastern Logistics Group for each of the three years ending 31 December 2017, 2018 and 2019, respectively.

	Proposed Annual Caps
	for the year ending
	31 December
	2017	2018	2019
	(in millions of RMB)
Revenue
Amount payable by the Eastern Logistics Group
to the Group for the Freight Logistics
Business Support Services	300	375	470
Expenses
Amount payable by the Group to the
Eastern Logistics Group for the Cargo
Terminal Business Support Services	500	610	750

The proposed annual caps for the Freight Logistics Business Support Services and the Cargo Terminal Business Support Services pursuant to the Freight Logistics Daily Connected Transactions Framework Agreement are mainly based on: (i) the future expansion of the Group and the operation scale of Eastern Logistics; (ii) the demand for the daily operational services by the Eastern Logistics Group and the Group, the cost of raw materials, support areas, rising costs for the supporting equipment and rising labour costs; and (iii) the potential adjustments of the scope of services in the future.

2.	REASONS AND BENEFITS OF THE FREIGHT LOGISTICS DAILY SERVICES

In respect of the Freight Logistics Daily Connected Transactions Framework Agreement, the Company believes that the provision of Freight Logistics Business Support Services will bring steady and reliable revenue to the Group as a whole; while the provision of the Cargo Terminals Business Support Services by the Eastern Logistics Group to the Group will also satisfy the Group’s increasing need of freight and mail business and is beneficial to the natural expansion of production and operation of the Group.

The Directors (including the independent non-executive Directors) are of the view that (i) the Freight Logistics Daily Services are conducted on normal commercial terms or on terms no less favourable to the Company than those available from independent third parties, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and its shareholders as a whole and (ii) the Proposed Annual Caps in relation to the Freight Logistics Daily Services are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3.	LISTING RULES IMPLICATIONS

As mentioned above, because CEA Holding is the controlling shareholder of the Company, each member of the CEA Holding Group (including each member of the Eastern Logistics Group after the completion of the Disposal) is therefore a connected person of the Company.

As the relevant applicable percentage ratios set out in the Listing Rules in respect of the transactions contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement are expected to be more than 0.1% but less than 5% on an annual basis, such transactions are subject to the reporting, announcement and annual review requirements only and are exempt from Independent Shareholders’ approval under the Listing Rules.

The resolutions regarding the Freight Logistics Daily Connected Transactions Framework Agreement, the transactions contemplated thereunder and the relevant annual caps have been passed at the third ordinary meeting of the eighth session of the Board of the Company. As Mr. Liu Shaoyong (a Director and the chairman of the Company), Mr. Xu Zhao (a Director) and Mr. Gu Jiadan (a Director) are members of the senior management of CEA Holding and Mr. Tian Liuwen (a Director and a Vice President of the Company) is a member of the senior management of Eastern Logistics, they may be regarded as having a material interest in the Freight Logistics Daily Connected Transactions Framework Agreement and the transactions contemplated thereunder. As such, they have abstained from voting at the meeting of the Board convened for the purpose of approving, among others, the Freight Logistics Daily Connected Transactions Framework Agreement and the transactions contemplated thereunder. Save as aforesaid, none of the Directors has any material interests in the Freight Logistics Daily Connected Transactions Framework Agreement and the transactions contemplated thereunder.

4.	INFORMATION OF THE PARTIES

Information relating to the Group

The Company is principally engaged in the business of civil aviation.

Information relating to Eastern Logistics

Eastern Logistics is principally engaged in vehicle cargo transport (common cargo), warehouse, marine/air/land international cargo transport agency, cargo loading & unloading, property management, parking lot running, meeting service, labor dispatch for domestic enterprises, general merchandise, sale of office supplies, business consultation (excluding brokage), ticket agency, import & export of cargo and technology, e-commerce (excluding telecom value-added service and financial services).

5.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Listing Rules;

“Board”	means the board of Directors;

“Cargo Terminal Business Support Services”	has the meaning ascribed to it in the section headed “Services” in this announcement;

“CEA Holding”	means 中國東方航空集團公司 (China Eastern Air Holding Company*), a wholly PRC state- owned enterprise and the controlling shareholder of the Company directly or indirectly holding approximately 56.38% of its issued share capital at the date of this announcement;

“CEA Holding Group”	means CEA Holding and its subsidiaries;

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary receipts are listed on the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“connected person”	has the meaning ascribed to it under the Listing Rules;

“Directors”	means the directors of the Company;

“Eastern Logistics”	means 東方航空物流有限公司 (Eastern Air Logistics Co., Ltd.*), a wholly-owned subsidiary of the Company as at the date of this announcement, being the target company under the Disposal;

“Eastern Logistics Group”	means Eastern Logistics and its subsidiaries;

“Freight Logistics Business Support Services”	has the meaning ascribed to it in the section headed “Services” in this announcement;

“Freight Logistics Daily Services”	means the continuing connected transactions of the Group contemplated under the Freight Logistics Daily Connected Transactions Framework Agreement, i.e. the Cargo Terminal Business Support Services and the Freight Logistics Business Support Services;

“Freight Logistics Daily Connected Transactions Framework Agreement”	means the agreement dated 29 November 2016 entered into between the Company and Eastern Logistics in relation to the Freight Logistics Daily Services;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means Hong Kong Special Administrative Region of the People’s Republic of China;

“Hong Kong Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Independent Shareholders”	means shareholders of the Company, other than CEA Holding and its associate(s), if any;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China and for the purpose of this announcement excluding Hong Kong, Macau Special Administrative Region and Taiwan;

“Proposed Annual Cap”	means the proposed annual cap(s) for the three years ending 31 December 2019 in respect of the Freight Logistics Daily Connected Transactions Framework Agreement;

“RMB”	means Renminbi yuan, the lawful currency of the PRC; and

“%”	means per cent.

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

29 November 2016

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Li Yangmin (Director, Vice President), Xu Zhao (Director), Gu Jiadan (Director), Tang Bing (Director, Vice President), Tian Liuwen (Director, Vice President), Li Ruoshan (Independent non-executive Director), Ma Weihua (Independent non-executive Director), Shao Ruiqing (Independent non-executive Director) and Cai Hong Ping (Independent non-executive Director).

* For identification purpose only